

January 9, 2014

<u>Via E-mail</u>
Gervais Pellissier
Chief Executive Officer and Chief Financial Officer
Orange
78 rue Olivier de Serres
75015 Paris
France

> **Re:** **Orange**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 1-14712**
> **Response letters filed December 23, 2013 and December 24, 2013**

Dear Mr. Pellissier:

We have reviewed your response letters and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 3 in our letter dated December 9, 2013. It appears to the staff that some of the Iran-related activities you describe in your response involved transactions or dealings with the government of Iran during 2012, and that other Iran-related activities you describe may have also involved transactions or dealings with the government of Iran during 2012. For instance, we note your statements that Equant S.A. liaises with government departments in Iran for local compliance matters, and that the network within Iran is operated by the Telecommunication Company of Iran. Publicly available information indicates that the Iranian government holds a significant ownership interest in the Telecommunication Company of Iran, and that the purpose of the Telecommunication Company of Iran is to manage telecommunication responsibilities of the Iranian government. We further note that your response does not make clear whether other Iran-related subsidiary activities you describe involved transactions or dealings with

the government of Iran during 2012. It also does not make clear whether your subsidiaries' transactions or dealings with the government of Iran were conducted without the specific authorization of a U.S. federal department or agency.

We reissue our request that you tell us whether, during 2012, you or any of your subsidiaries or other affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.

2. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company's annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. Section 13(r)(3) requires that the company file a corresponding notice with the Commission. Your 20-F does not include Section 13(r) disclosure. To the extent that you or any of your affiliates knowingly conducted any transaction or dealing with the government of Iran without the specific authorization of a U.S. federal department or agency, please tell us why you did not disclose the activity in your 20-F and file the notice required by Section 13(r)(3).

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Nicolas Guérin, Legal Director
        Orange

        Larry Spirgel
        Assistant Director
        Division of Corporation Finance